SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CHINA DIGITAL WIRELESS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

101400 30 7

(CUSIP Number)

Tai Caihua

689 Laoshandong Road

Shanghai 200120

People’s Republic of China

Ph: (86-21) 6336-8686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101400 30 7	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chinamerica Fund, LP 20-0781169
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 877,193 SHARES 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 877,193 SHARES 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,193 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 101400 30 7	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Stock”), China Digital Wireless, Inc. (formerly Boulder Acquisitions, Inc.), a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 689 Laoshandong Road, Shanghai 200120, People’s Republic of China.

Item 2. Identity and Background.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Chinamerica Fund, LP, a Texas Limited Partnership, whose principal business is investing in domestic publicly held companies that invest in companies operating in China. The principal executive offices of Chinamerica Fund. LP is 2909 St. Andrews Drive, Richardson, Texas 75082.

During the last five years, the Reporting Entity: (i) has not been convicted in a criminal proceeding; or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds were derived from investments in the Reporting Entity made by its partners, which constituted the working capital of the reporting entity.

CUSIP No. 101400 30 7	13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

Pursuant to a purchase agreement dated June 28, 2004, the Reporting Entity acquired 877,193 shares of common stock of the Issuer for a purchase price of $1.14 per share, which amounts (and shares) were held in escrow until February, 2005.

Item 5. Interest in Securities of the Issuer.

The Reporting Entity owns 877,193 shares of common stock of the Issuer representing 5.2% of the outstanding common stock and has not effected any transactions in such securities in the last sixty days. The Reporting Entity has sole voting and dispositive power over the subject securities.

CUSIP No. 101400 30 7	13D	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 4 the shares of common stock subject hereto were held in escrow. Pending release of the escrow the shares were subject to a put option pursuant to which the Reporting Entity could require the repurchase of the common stock. The put option expired upon release of escrow in February, 2005.

Item 7. Material to be Filed as Exhibits.

Exhibit 10: Stock Purchase Agreement dated June 28, 2004

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: February 24, 2005

Chinamerica Partners, LP
on behalf of CHINAMERICA FUND, LP

BY:	/s/ Beau Johnson
Beau Johnson, General Partner